

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2023

Bradley G. Gray
President & Chief Financial Officer
Diversified Energy Company plc
1600 Corporate Drive
Birmingham, Alabama 35242

>   **Re: Diversified Energy Company plc**
>   **Form 20F-12B**
>   **Exhibits 4.20 and 4.24 – 4.30**
>   **Filed November 16, 2023**
>   **File No. 001-41870**

Dear Mr. Gray:

We have concluded our assessment of your redacted exhibit[s] for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Energy and Transportation